UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 13 October 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

13 October 2026

Publication of restated Regional financial results

The restated historical regional financial results for Diageo for fiscal years ended 30 June 2025 and 30 June 2026 have been published in a press release today on the investors section of the Diageo plc website. This restatement aligns our external reporting with our new market and regional operating framework effective fiscal 27.

To view the full press release please paste the following URL into the address bar of your browser: https://www.diageo.com/en/investors/results-reports-and-events/investor-press-releases

Enquiries
Investor relations:
Sonya Ghobrial	+44 (0) 7932 784 784
Grace Murphy	+44 (0) 7514 726 167
Email	investor.relations@diageo.com
Media relations:
Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
Press	+44 (0) 7803 856 200
Email	press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life’s moments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 13 October 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary